UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Groupon, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

399473107

(CUSIP Number)

Louis S. Citron, Esq.
New Enterprise Associates
1954 Greenspring Drive, Suite 600, Timonium, MD  21093
(410) 842-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473107	13D	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
New Enterprise Associates 12, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
20,000,000 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
20,000,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000,000 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Includes only shares directly held by New Enterprise Associates 12, Limited Partnership  New Enterprise Associates 12, Limited Partnership may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 4 and Item 5.

CUSIP No. 399473107	13D	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA Partners 12, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
20,000,000 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
20,000,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000,000 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Includes only shares directly held by New Enterprise Associates 12, Limited Partnership.  New Enterprise Associates 12, Limited Partnership may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 4 and Item 5.

CUSIP No. 399473107	13D	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA 12 GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
20,000,000 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
20,000,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000,000 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Includes only shares directly held by New Enterprise Associates 12, Limited Partnership.  New Enterprise Associates 12, Limited Partnership may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 4 and Item 5.

CUSIP No. 399473107	13D	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M. James Barrett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
343,498 shares

	8	SHARED VOTING POWER
20,000,000 shares

	9	SOLE DISPOSITIVE POWER
343,498 shares

	10	SHARED DISPOSITIVE POWER
20,000,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,343,498 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 12, Limited Partnership and M. James Barret.  New Enterprise Associates 12, Limited Partnership may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 4 and Item 5.

CUSIP No. 399473107	13D	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter J. Barris

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
640,646 shares

	8	SHARED VOTING POWER
20,730,349 shares

	9	SOLE DISPOSITIVE POWER
640,646 shares

	10	SHARED DISPOSITIVE POWER
20,730,349 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,370,995 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 12, Limited Partnership, Peter J. Barris. and New Enterprise Associates, LLC.  New Enterprise Associates 12, Limited Partnership and New Enterprise Associates, LLC may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 4 and Item 5.

CUSIP No. 399473107	13D	Page 7 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Forest Baskett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
191,051 shares

	8	SHARED VOTING POWER
20,730,349 shares

	9	SOLE DISPOSITIVE POWER
191,051 shares

	10	SHARED DISPOSITIVE POWER
20,730,349 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,921,400 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 12, Limited Partnership. and New Enterprise Associates, LLC.  New Enterprise Associates 12, Limited Partnership and New Enterprise Associates, LLC may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 4 and Item 5.

CUSIP No. 399473107	13D	Page 8 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Patrick J. Kerins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
184,485 shares

	8	SHARED VOTING POWER
20,000,000 shares

	9	SOLE DISPOSITIVE POWER
184,485 shares

	10	SHARED DISPOSITIVE POWER
20,000,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,184,485 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 12, Limited Partnership and Patrick J. Kerins.  New Enterprise Associates 12, Limited Partnership may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 4 and Item 5.

CUSIP No. 399473107	13D	Page 9 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Krishna S. Kolluri

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
189,711 shares

	8	SHARED VOTING POWER
20,000,000 shares

	9	SOLE DISPOSITIVE POWER
189,711 shares

	10	SHARED DISPOSITIVE POWER
20,000,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,189,711 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 12, Limited Partnership.  New Enterprise Associates 12, Limited Partnership may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 4 and Item 5.

CUSIP No. 399473107	13D	Page 10 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Scott D. Sandell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
232,984 shares

	8	SHARED VOTING POWER
20,730,349 shares

	9	SOLE DISPOSITIVE POWER
232,984 shares

	10	SHARED DISPOSITIVE POWER
20,730,349 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,963,333 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 12, Limited Partnership. and New Enterprise Associates, LLC.  New Enterprise Associates 12, Limited Partnership and New Enterprise Associates, LLC may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 4 and Item 5.

CUSIP No. 399473107	13D	Page 11 of 20 Pages

Schedule 13D

Item 1.    Security and Issuer.

This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends and restates the statement on Schedule 13D originally filed on April 15, 2016 (the "Original 13D") and Amendment No. 1 thereto filed on June 10, 2016 ("Amendment No. 1") relating to the common stock, $.0001 par value (the "Common Stock") of Groupon, Inc. (the "Issuer") having its principal executive office at 600 West Chicago Avenue, Suite 400, Chicago, Illinois 60643.

Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1 thereto).  Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1 thereto).

Item 2.    Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 12, Limited Partnership ("NEA 12");

(b) NEA Partners 12, Limited Partnership ("NEA Partners 12"), which is the sole general partner of NEA 12; and NEA 12 GP, LLC ("NEA 12 LLC" and, together with NEA Partners 12, the "Control Entities"), which is the sole general partner of NEA Partners 12; and

(c) M. James Barrett ("Barrett"), Peter J. Barris ("Barris"), Forest Baskett ("Baskett"), Patrick J. Kerins ("Kerins"), Krishna S. Kolluri ("Kolluri") and Scott D. Sandell ("Sandell") (together, the "Managers").  The Managers are the managers of NEA 12 LLC.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

The address of the principal business office of NEA 12 and each Control Entity is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of each of Barrett, Barris and Kerins is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.  The address of the principal business office of Baskett, Kolluri and Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.

The principal business of NEA 12 is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of NEA Partners 12 is to act as the sole general partner of NEA 12.  The principal business of NEA 12 LLC is to act as the sole general partner of NEA Partners 12.  The principal business of each of the Managers is to manage the Control Entities, NEA 12 and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

NEA 12 and NEA Partners 12 are limited partnerships organized under the laws of the State of Delaware.  NEA 12 LLC is a limited liability company organized under the laws of the State of Delaware.  Each of the Managers is a United States citizen.

CUSIP No. 399473107	13D	Page 12 of 20 Pages

Item 4.    Purpose of Transaction.

On August 11, 2016, NEA 12 engaged in a stock distribution of 12,984,956 shares of the Issuer's Common Stock to its partners for no consideration.  NEA Partners 12 acquired 3,986,381 shares of the Issuer's Common Stock as a result of the NEA 12 distribution and subsequently engaged in a stock distribution of 3,986,381 shares of the Issuer's Common Stock to its partners for no consideration.

As a result of the Voting Agreement and as further described in the Original 13D, the Reporting Persons may be deemed to be members of a "group" with the parties to the Voting Agreement, including Eric Lefkofsky ("Lefkofsky), Bradley Keywell ("Keywell"), A-G Holdings, Inc. ("Atairos"), and certain of their respective affiliates.  As of April 1, 2016, based on the Issuer's preliminary proxy statement filed with the Securities Exchange Commission (the "SEC") on April 8, 2016, (i) Lefkofsky and certain of his affiliates beneficially own 102,339,711 shares of Class A Common Stock and 999,984 shares of Class B Common Stock, (ii) Keywell and certain of his affiliates beneficially own 30,420,104 shares of Class A Common Stock and 400,008 shares of Class B Common Stock and (iii) Atairos owns 46,296,300 of Class A Common Stock.

Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 12 and other Reporting Persons may dispose of or acquire additional shares of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 399473107	13D	Page 13 of 20 Pages

Item 5.    Interest in Securities of the Issuer.

(a)	NEA 12 is the record owner of 20,000,000 shares of Common Stock of the Issuer (the "NEA 12 Shares"). As the sole general partner of NEA 12, NEA Partners 12 may be deemed to own beneficially the NEA 12 Shares. As the sole general partner of NEA Partners 12, NEA 12 LLC may be deemed to own beneficially the NEA 12 Shares. As members of NEA 12 LLC, each of the Managers may be deemed to own beneficially the NEA 12 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 12 Shares and the shares held by the other Shareholders other than those shares which such person owns of record.

As of August 11, 2016, Barrett is the record owner of 221,088 shares of Common Stock (the "Barrett Shares") and the Barrett 2006 Family Trust (the "Barrett Trust") is the record owner of 122,410 shares of Common Stock (the "Barrett Trust Shares").  As an affiliate of the Barrett Trust, Barrett may be deemed to own beneficially the Barrett Trust Shares in addition to the Barrett Shares and the NEA 12 Shares.

As of August 11, 2016, Barris is the record owner of 76,854 Deferred Stock Units of the Issuer (the "Barris Deferred Shares"), which represent the right to receive an equal number of shares of Common Stock upon the termination of Barris's service as a Director of the Issuer.  Barris is also the record owner of 116,923 shares of Common Stock (the "Barris Shares"), PJ Barris, LLC is the record owner of 341,990 shares of Common Stock (the "PJ Barris Shares") and PDB, LLC is the record owner of 104,879 shares of Common Stock (the "PDB Shares"). As a member of PJ Barris, LLC and the investment advisor of PDB, LLC, Barris may be deemed to own beneficially the PJ Barris Shares and the PDB Shares in addition to the Barris Deferred Shares, the Barris Shares and the NEA 12 Shares.

As of August 11, 2016, the Baskett Family Trust u/a dtd 10/12/2010 (the "Baskett Trust") is the record owner of 191,051 shares of Common Stock (the "Baskett Trust Shares").  As trustee of the Baskett Trust, Baskett may be deemed to own beneficially the Baskett Trust Shares in addition to the NEA 12 Shares.

As of August 11, 2016, Kerins is the record owner of 184,485 shares of Common Stock in addition to the Shares (the "Kerins Shares").  Accordingly, Kerins may be deemed to own beneficially the Kerins Shares in addition to the NEA 12 Shares.

As of August 11, 2016, the Kolluri Living Trust Dated 11/05/99 is the record owner of 158,241 shares of Common Stock (the "Kolluri Trust Shares"), the Ishaan S. Kolluri GST Exempt Trust under the Kolluri 2012 Trust Agreement dated November 16, 2012 (the "Ishaan Kolluri Trust") is the record owner of 15,735 shares of Common Stock (the "Ishaan Kolluri Trust Shares") and the Raina V. Kolluri GST Exempt Trust under the Kolluri 2012 Trust Agreement dated November 16, 2012 (the "Raina Kolluri Trust") is the record owner of 15,735 shares of Common Stock (the "Raina Kolluri Trust Shares").  As co-trustee of each trust, Kolluri may be deemed to own beneficially the Kolluri Trust Shares, the Ishaan Kolluri Trust Shares and the Raina Kolluri Trust Shares in addition to the NEA 12 Shares.

As of August 11, 2016, Rising River Partners, LP is the record owner of 232,984 shares of Common Stock (the "Rising River Shares").  As a general partner of Rising River Partners, LP, Sandell may be deemed to beneficially own the Rising River Shares in addition to the NEA 12 Shares.

Finally, As of August 11, 2016, New Enterprise Associates, LLC ("NEA LLC") is the record owner of 730,349 shares of Common Stock (the "NEA LLC") Shares.  As members of NEA LLC's board of directors, each of Barris, Baskett and Sandell may also be deemed to beneficially own the NEA LLC Shares.

CUSIP No. 399473107	13D	Page 14 of 20 Pages

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet.  Such percentage, for each Reporting Person except Barris, was calculated based on the 572,189,761 shares of Common Stock (the "10-Q Shares") reported to be outstanding as of July 25, 2016 on Amendment No. 1 to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 5, 2016.  The percentage set forth on the cover sheet for Barris is calculated based on 572,266,615 shares of Common Stock, which includes the Barris Deferred Shares and the 10-Q Shares.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 399473107	13D	Page 15 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 12th day of August, 2016.

NEW ENTERPRISE ASSOCIATES 12, Limited Partnership

By:	NEA PARTNERS 12, Limited Partnership General Partner

By:	NEA 12 GP, LLC General Partner

By:         *
Peter J. Barris
Manager

NEA PARTNERS 12, Limited Partnership

By:	NEA 12 GP, LLC General Partner

By:          *
       Peter J. Barris
       Manager

NEA 12 GP, LLC

By:                   *
Peter J. Barris
Manager

*
M. James Barrett

*
Peter J. Barris

*
Forest Baskett

CUSIP No. 399473107	13D	Page 16 of 20 Pages

*
Patrick J. Kerins

*
Krishna S. Kolluri

*
Scott D. Sandell

*/s/ Louis S. Citron
Louis S. Citron
As attorney-in-fact

This Amendment No. 2 to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 399473107	13D	Page 17 of 20 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Groupon, Inc.

EXECUTED this 12th day of August, 2016.

NEW ENTERPRISE ASSOCIATES 12, Limited Partnership

By:	NEA PARTNERS 12, Limited Partnership General Partner

By:	NEA 12 GP, LLC General Partner

By:         *
Peter J. Barris
Manager

NEA PARTNERS 12, Limited Partnership

By:	NEA 12 GP, LLC General Partner

By:          *
       Peter J. Barris
       Manager

NEA 12 GP, LLC

By:                   *
Peter J. Barris
Manager

*
M. James Barrett

*
Peter J. Barris

CUSIP No. 399473107	13D	Page 18 of 20 Pages

*
Forest Baskett

*
Patrick J. Kerins

*
Krishna S. Kolluri

*
Scott D. Sandell

*/s/ Louis S. Citron
Louis S. Citron
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 399473107	13D	Page 19 of 20 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of August, 2013.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Rohini Chakravarthy
Rohini Chakravarthy

/s/ Patrick Chung
Patrick Chung

/s/ Ryan Drant
Ryan Drant

/s/ Anthony A. Florence
Anthony A. Florence

/s/ Robert Garland
Robert Garland

/s/ Paul Hsiao
Paul Hsiao

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Suzanne King
Suzanne King

CUSIP No. 399473107	13D	Page 20 of 20 Pages

/s/ Krishna S. Kolluri
Krishna S. Kolluri

/s/ C. Richard Kramlich
C. Richard Kramlich

/s/ Edward Mathers
Edward Mathers

/s/ David M. Mott
David M. Mott

/s/ John M. Nehra
John M. Nehra

/s/ Charles W. Newhall III
Charles W. Newhall III

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Harry Weller
Harry Weller